UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ON24, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68339B104

(CUSIP Number)

Lynrock Lake LP

Attn: Cynthia Paul

2 International Drive, Suite 130

Rye Brook, NY 10573

914-449-4660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68339B104
1.	Names of Reporting Persons Lynrock Lake LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 7,329,759 (2)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,329,759 (2)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,329,759 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7% (3)
14.	Type of Reporting Person (See Instructions) PN, IA

(1)	This Schedule 13D is filed by Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 7,329,759 shares of Common Stock held directly by Lynrock Lake Master Fund LP (“Lynrock Fund”). The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Common Stock is provided as of August 11, 2023.

(3)	This calculation is based on 43,904,608 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission (“SEC”) on August 9, 2023.

CUSIP No. 68339B104
1.	Names of Reporting Persons Lynrock Lake Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 7,329,759 (2)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,329,759 (2)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,329,759 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7% (3)
14.	Type of Reporting Person (See Instructions) OO, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 7,329,759 shares of Common Stock held directly by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Common Stock is provided as of August 11, 2023.

(3)	This calculation is based on 43,904,608 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 9, 2023.

CUSIP No. 68339B104
1.	Names of Reporting Persons Cynthia Paul
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 7,329,759 (2) (3)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,329,759 (2) (3)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,329,759 (2) (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.7% (4)
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 7,329,759 shares of Common Stock held directly by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Common Stock is provided as of August 11, 2023.

(3)	Does not include an aggregate of 79,042 shares of Common Stock underlying restricted stock unit awards granted to Ms. Paul pursuant to the Issuer’s Non-employee Director Compensation Policy. The shares underlying the awards are reported as Common Stock beneficially owned by Ms. Paul in her reports filed pursuant to Section 16 of the Exchange Act in accordance with applicable provisions of Section 16 of the Securities Exchange Act and SEC staff interpretive positions. However, because the shares underlying the restricted stock unit awards may not be acquired by Ms. Paul within 60 days of the date hereof, they are not considered to be beneficially owned by Ms. Paul for purposes of Section 13 of the Securities Exchange Act and, therefore, are excluded from the shares reported herein as beneficially owned.

(4)	This calculation is based on 43,904,608 shares of Common Stock outstanding as of August 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 9, 2023.

Explanatory Note: This Amendment No. 2 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2023 and amended on March 13, 2023 (the “Original Schedule 13D”) filed on behalf of Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”), relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of On24, Inc., a Delaware corporation (the “Issuer”). This Amendment to the Original Schedule 13D is being filed solely due to a change in the aggregate number of shares of Common Stock outstanding and not due to any transaction by the Reporting Persons.

The Original Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	The Reporting Persons have not engaged in any transactions in the Common Stock during the past sixty days.

(d)	Certain feeder funds that invest in Lynrock Fund may have the right to receive dividends from, and proceeds from the sale of, the Common Stock directly held by Lynrock Fund.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement, dated February 14, 2023 (incorporated by reference to the Original Schedule 13D, filed on February 14, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: August 11, 2023

LYNROCK LAKE LP

By:	Lynrock Lake Partners LLC
its	General Partner

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
Name: Cynthia Paul
Title: Sole Member

/s/ Cynthia Paul
Cynthia Paul

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).